201 Daktronics Drive PO Box 5128
Brookings, SD 57006-5128
November 1, 2012
tel 800-843-5843 605-692-0200
fax 605-697-4700
via EDGAR and U.S. Mail
www.daktronics.com

Mr. Terence O'Brien
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549

Re: Responses to letter dated October 18, 2012 regarding certain matters related to the Daktronics, Inc. Form 10-K for the fiscal year ended April 28, 2012 and Form 10-Q for the period ended July 28, 2012. File No. 0-23246

Dear Mr. O'Brien:

Pursuant to your letter dated October 18, 2012, we are supplementing our responses to you dated October 9, 2012 to further comment on our loss contingencies disclosure and with a more complete explanation of our change in estimate that occurred during the first quarter of fiscal 2012. We welcome comments you make on our filings, as our goal is to ensure that our filings are in accordance with all applicable rules and regulations. Each of your comments are included and numbered in the same order as your letter and are followed by our response.

Form 10-K for the year ended April 28, 2012

Note 15. Commitments and Contingencies, page 62

1.
We have read your response to comment 5 in our letter dated September 26, 2012. You intend to state in the next Form 10-Q, “Given these uncertainties and the stage of these unresolved proceedings, we are unable to estimate any loss or range of loss for disclosure purposes.” Please tell us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response: The procedures we undertake on a quarterly basis to develop a range of reasonably possible loss for disclosure include our legal team summarizing new outstanding litigation and providing updates to on-going litigation cases. Management receives opinions from internal and/or outside legal counsel for each case, which are used to determine whether the potential loss is probable and material to our financial statements as a whole. If one or more of our on-going cases or claims were reasonably possible and material, but not probable, we would make an estimate and disclose the potential range of loss in accordance with ASC 450-20-50-3 - 50-8. We would determine this range of loss based on the applicable facts and circumstances that relate to the particular case or claim and our prior experiences with similar cases or claims.

On June 13, 2012, when we filed our Annual Report on Form 10-K for the year ended April 28, 2012, we did not have any material matters pending; therefore, we were not required to estimate a range of reasonably possible loss. All outstanding litigation matters as of the filing were not considered probable nor did they create exposure that could be material to the financial statements.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
November 1, 2012

Upon further review of our proposed disclosure, we have determined that the following sentences are not consistent with our currently unresolved litigation claims: “Although the consequences of certain unresolved proceedings are not presently determinable, the outcome of any litigation is inherently uncertain, and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period. Given these uncertainties and the stage of these unresolved proceedings, we are unable to estimate a loss or range of loss for disclosure purposes.” Therefore, we believe it would be appropriate to strike them from our proposed disclosure.

The following (updated to reflect current information) is our proposed disclosure (the “Proposed Disclosure”). Changes will be made to the first paragraph of the Commitments and Contingencies footnote in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 27, 2012 and all other future filings, as applicable.

Proposed Disclosure:
Litigation: We are a party to legal proceedings and claims that arise during the ordinary course of business. We review our legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record an accrual when the likelihood of loss that has been incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote, although disclosures will be made for material matters as required by ASC 450-20, Loss Contingencies. Our assessment of whether a loss is reasonably possible or probable is based on our assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals.

As of October 27, 2012, we did not believe that there was a reasonable possibility that any material loss for these various claims or legal actions, including reviews, inspections or other legal proceedings, if any, had been incurred, except as described in our allowance for doubtful accounts contingency note. Accordingly, no accrual or disclosure of a potential range of loss has been made related to these matters. In the opinion of management, the ultimate liability of all unresolved legal proceedings is not expected to have a material effect on our financial position, liquidity or capital resources.

Form 10-Q for the period ended July 28, 2012

2.
We have read your response to comment 6 in our letter dated September 26, 2012. You have told us “The $1.8 million reduction in estimated costs resulted from a change in estimated costs to complete a large procurement contract, which became certain after our fiscal year ended April 28, 2012,” and “The contract relating to the estimated changes included a number of customer specifications which were to be designed into the display system…System testing was completed and the customer's formal acceptance occurred during the first quarter of fiscal 2013.” Please tell us when the changed customer specifications were first made or ordered, and whether such changes would be considered to be part of the normal exposure and risk aspect of the contract. Please tell us the exact dates over which you performed services in response to these changes, when the changes were substantially completed and when the customer formally accepted. Lastly, tell us your consideration of ASC 605-35-25-85.

Response: The initial customer contract and order for the custom display system placed in April 2010 required numerous modifications and redesign of our standard modules. Modules are the primary and most costly component of a custom display system. The initial installation process started in June 2011. When the initial modules were energized and commissioned during August through September of 2011, we began to see module failures and a number of component failures on completed displays. As a result, the engineering team stopped the manufacturing process multiple times between November 2011 and January 2012, when the failures were determined to be outside normal occurrences. The engineering team performed a root cause failure analysis each time before manufacturing recommenced. In February 2012, we decided that the best and least expensive alternative available to address the component failures within the module (absent new replacement modules) was to rework all of the existing modules,

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
November 1, 2012

including those that were already shipped and installed. On March 8, 2012, our project management team met with the customer to explain what had been happening over the past six months and to present the plan for reworking the installed units. The plan was to have all 37 locations reworked and installed by May 25, 2012. As of May 25, 2012, 36 locations had been reworked and re-installed and the last location was completed the following week.

Although the module rework plan was developed, uncertainty remained as to whether the rework process would provide a long-term fix to the module failures. As is customary in our business, the testing of electronics occurs after the modules are subjected to the environment, as this testing is more thorough than the typical testing that we perform in our reliability lab. Because of the multiple issues experienced with the modules, the rework process involved opening up the sealed modules, removing and reapplying potting, replacing components, and reassembling the modules. Without having the reworked modules operational for a period of time, we were uncertain as to how reliable the reworked modules would be.

When all reworked modules had been installed by the end of the first week in June 2012, we were uncertain as to whether the fix would correct all issues or whether the rework would compromise the integrity and life of the modules. This uncertainty existed due to our experience of having several different failures occur due to unrelated issues over an extended period of time. Time in the field is the primary method to reduce the uncertainty around these points, and, as of both April 28, 2012 (which was the last day of fiscal 2012) and June 13, 2012 (which was the filing date of our Annual Report on Form 10-K for fiscal 2012), management did not have a level of comfort that would allow us to determine that the rework process had solved all of the issues, as we only had a limited amount of time in the field with the reworked modules. We also had not received formal acceptance of all reworked modules from the customer as of those dates. We did not receive final acceptance for all installed reworked modules until July 21, 2012.

Therefore, at the end of fiscal 2012, we had included an estimate to rebuild new modules in estimated costs to complete. On August 31, 2012, when we filed our Quarterly Report on Form 10-Q for the first fiscal quarter of fiscal 2013, we had gained comfort about the reliability of our modules because they had been tested in our lab and they had been functioning properly in the field for at least four months. Thus, our engineering staff gained the confidence that the modules would perform as designed. Therefore, we reduced the cost set aside to build new modules, which resulted in an adjustment to estimated costs of approximately $1.8 million as previously described. Based on the discussion above, we believe the actions we took and the timing of the adjustments made were in accordance with our accounting policy that incorporates ASC 605-35-25-85.

In responding to your comments, we acknowledge that (i) Daktronics, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Daktronics, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission's comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. You may feel free to contact me directly at 605-692-0214. Also, please note that we have copied our securities attorney and auditors with this letter, as they are closely involved in reviewing our disclosures and reporting practices.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
November 1, 2012

Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	James B. Morgan, President and CEO, Daktronics, Inc.
Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
William P. Miller, Ernst & Young LLP